September 16, 2014

Via EDGAR and Hand Delivered

Correspondence Relating to Draft Registration Statement

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-3561

Attn:	Loan Lauren P. Nguyen

Special Counsel

RE:	Kenon Holdings Ltd.
Amendment No. 1 to Draft Registration Statement on Form 20-F
Submitted August 14, 2014
CIK No. 0001611005

Dear Ms. Nguyen:

On behalf of our client Kenon Holdings Ltd. (the “Company”, or “Kenon”, and including each of the companies that will become subsidiaries of the Company in connection with the spin-off, the “Group”), we hereby provide responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 28, 2014 (the “Second Comment Letter”), with respect to Amendment No. 1, confidentially submitted to the Commission on August 14, 2014 (the “First Amendment”), to the Company’s Registration Statement on Form 20-F, CIK No. 0001611005 (the “Registration Statement”), confidentially submitted to the Commission on June 20, 2014.

Concurrently with the submission of this response letter, the Company is confidentially submitting, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 2 to the Registration Statement (the “Second Amendment”). The Second Amendment includes revised disclosure in response to the Staff’s comments, as noted herein, and also includes other changes to reflect developments in the businesses of the Company. For the Staff’s convenience, we will deliver three copies of the Second Amendment marked to show all revisions to the Registration Statement since the First Amendment.

Loan Lauren P. Nguyen

September 16, 2014

The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Second Comment Letter and, to facilitate the Staff’s review, we have restated the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Second Amendment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Second Amendment.

General

1.	We note your response to our prior comment 4 in our letter dated July 17, 2014. Please describe to us the types of cargo that the vessel Jan S carries during its voyages to and from Havana, Cuba. Include in your description the “ZIM-related cargo designated for other destinations” and the “Cuba-origin goods” to which you refer.

Response:

In response to the Staff’s comment, the Company advises the Staff that it understands that the “Cuba-origin goods” carried by the vessel Jan S consists of charcoal, vegetable charcoal and lead paste. The Company clarifies its response to the Staff’s prior comment 4 and advises the Staff that ZIM does not import cargo into Cuba on the Jan S, and does not have cargo that is not destined for Cuba on board the vessel Jan S at the time such vessel calls upon Cuba.

Unaudited Pro Forma Financial Information, page 18

2.	We note from your disclosure on page 175 that in connection with its restructuring, ZIM agreed to dispose of eight vessels during the 16-month period beginning July 16, 2014. These vessels will be classified as held for sale and as a result, a $108 million impairment charge will be recorded in ZIM’s 2014 financial statements under “other operating expenses.” In light of the fact that this appears to be directly related to ZIM’s restructuring, please revise the notes to the pro forma financial statements to disclose the nature and timing of this impairment expense and to disclose that the amount is not included in the pro forma statements of income because it is a non-recurring charge.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 28 of the Second Amendment.

Loan Lauren P. Nguyen

September 16, 2014

Note 1. Basis of Presentation, page 23

3.	We note your disclosure in Note 1 to the pro forma financial information that the unaudited pro forma income statements do not reflect the one-time gain of IC for its loss of control over ZIM and the presentation of its investment in ZIM as an associated company based upon its fair value, which is derived from the amount of IC’s investment in ZIM. Please explain to us how you calculated or determined the amount of the gain to be recorded and revise to disclose the amount of the gain and the line item in the statement of income where the gain will be recognized. Also, please revise to disclose the fact that the gain has not been presented in the pro forma statements of income because it will be a non-recurring gain. Note 11 to the audited financial statements should be similarly revised.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see pages 28 and F-39 of the Second Amendment.

Further, with respect to the Company’s calculation and determination of the amount of the one-time gain resulting from IC’s loss of control over ZIM, the Company advises the Staff that, according to IFRS 10. 25: “If a parent loses control of a subsidiary, the parent:

a.	Derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position.

b.	Recognizes any investment retained in the former subsidiary at its fair value when control is lost and subsequently accounts for it and for any amounts owed by or to the former subsidiary in accordance with relevant IFRSs. That fair value shall be regarded as the fair value on initial recognition of a financial asset in accordance with IFRS 9 or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture.

c.	Recognizes the gain or loss associated with the loss of control attributable to the former controlling interest.” [emphasis added]

The net gain from disposal of the investee ($609 million) is comprised of the following:

a.	The Company’s share in ZIM’s $793 million negative net assets;

Loan Lauren P. Nguyen

September 16, 2014

b.	Reclassification of a negative foreign currency translation reserve in an amount of $3 million; and

c.	Forgiveness of debt owed to IC in connection with the restructuring in an amount of $187 million (book value).

Simultaneously, an equity accounted investment was recorded at its fair value ($200 million) against cash invested.

Since the subsidiary is a disposal group that meets the definition of a discontinued operation, the net gain from disposal of ZIM, and the Company’s share in ZIM’s results for the related period, will be reported as part of the results from discontinued operations together with ZIM’s post-tax losses for the period.

4.	We note your disclosure that IC has not completed the valuation procedures for the purchase price allocation related to ZIM’s capital investment. Please tell us why you believe it is appropriate to calculate and disclose a purchase price allocation related to this transaction. In this regard, it appears that ZIM will be accounted for using the equity method of accounting and the investment recorded on your balance sheet will be the fair value of your investment retained (presumably the $200 million cash invested). Please advise or revise accordingly.

Response:

In response to the Staff’s comment, the Company advises the Staff that, as set forth on page 28 of the Second Amendment, the pro forma income statements do not include the effect of a purchase price allocation (“PPA”) relating to the new investment in ZIM’s capital.

The Company respectfully advises the Staff that, in accordance with paragraph 25(b) of IFRS 10, upon the loss of control over a subsidiary whereby a significant interest is retained, the remaining holding shall be accounted for pursuant to IAS 28; in the present case, the Company’s loss of control in ZIM is accounted for as a sale of the entire investment in ZIM and then as a subsequent acquisition of a significant interest in ZIM (32%).

The Company further advises the Staff that paragraph 32 of IAS 28 states that “… [a]ppropriate adjustments to the entity’s share of the associate’s profit or loss after acquisition are made in order to account, for example, for depreciation of the depreciable assets based on their fair values at the acquisition date…” Therefore, the Company is required to perform a PPA in

Loan Lauren P. Nguyen

September 16, 2014

order to measure the fair value of ZIM’s identifiable assets and liabilities, which will affect the Company’s share of ZIM’s profits or losses in future periods.

Regarding the pro forma financial statements:

1.	Pro forma balance sheet: It is assumed that the transaction took place on December 31, 2013. Therefore, the 32% investment retained in ZIM is measured at its fair value of $200 million.

2.	Pro forma income statements: It is assumed that the transaction took place on January 1, 2012. Therefore, in order to calculate the Company’s share in ZIM’s profit or loss in 2012 and 2013, it is necessary to complete the PPA so that the effects of acquisition-date adjustments to the fair value of ZIM’s identifiable assets and liabilities (if relevant) are taken into account. Since the Company has not yet completed the PPA, the potential effects of such adjustments are not reflected in the pro forma income statements. Therefore, it should be noted that, upon completion of the PPA, the Company’s share in ZIM’s results for the years ended December 31, 2012 and 2013 may differ from the amounts presented in the current pro forma income statements.

Note 2. Pro Forma Adjustments, page 23

5.	We note from your disclosure in footnote (d) that in calculating the pro forma adjustment related to your share of income (loss) of ZIM as an equity method investment, you reduced the actual losses reported by ZIM in 2013 and 2012 for the “effect of debt restructuring.” Please provide us, and revise to disclose, details as to how these adjustments were calculated or determined. For example, please show us the amount of the adjustment related to the change in finance expense, depreciation, and charter hire payments and provide enough information to show how the new amounts were calculated or determined. In this regard, for the adjustment due to finance expenses, please provide enough information to recalculate the new interest expense, such as the amount of the new debt and related terms.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see pages 29-30 of the Second Amendment.

Loan Lauren P. Nguyen

September 16, 2014

Risk Factors, page 25

6.	We note your response to our prior comment 16. Please revise to include a risk factor to briefly describe ZIM’s recent restructuring and the attendant risks if the objectives behind the restructuring are not materialized.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see pages 62-63 of the Second Amendment.

Significant raw material shortages, supplier capacity constraints, page 33, 53

7.	We note your response to our prior comment 14 and your disclosure regarding the additional natural gas agreement with a local Peruvian gas transporter. Please revise to identify each sole or single source supplier and the products supplied. Also revise the last risk factor on page 53 to clarify whether Qoros relies on certain sole suppliers.

Response:

In response to the Staff’s comment, the Company has revised the disclosure to clarify that Qoros does not rely on any third-party supplier. Please see pages 59-60 of the Second Amendment.

The Second Amendment identifies the principal sole- or single-source suppliers of the Company’s businesses, and the products supplied by such material suppliers. The Company does not believe that naming each of the sole- or single-source suppliers of any of its businesses will communicate useful information to the Company’s investors. The Company notes that other issuers that operate in the same industry as the Company’s manufacturing businesses, such as Ford Motor Company, Tesla Motors, Inc., and Toyota Motor Corporation (in the case of Qoros), or Trecora Resources or Wind Power Holdings, Inc. (in the case of the Company’s renewable energy businesses) for example, have disclosed in their Commission filings supplier-related risks generally, without identifying any sole- or single-source supplier, or the products supplied by such suppliers. The Company does not believe that its businesses’ utilization of sole- or single-source suppliers creates unusual risks beyond those typically faced by such companies.

Loan Lauren P. Nguyen

September 16, 2014

Qoros is significantly leveraged, page 48

8.	We note that Qoros’ debt to asset ratio is higher, and its current ratio is lower, than the allowable ratios set forth in the syndicated credit facility. Please revise to state here quantitatively Qoros’ debt to asset ratio and current ratio as of the most recently practicable date. In addition, state here the current allowable ratios.

Response:

In response to the Staff’s comment, the Company advises the Staff that since the time of the filing of the First Amendment, Qoros has received a waiver from its lenders from the compliance with the financial covenants in the credit facility. Such waiver extends the period in which Qoros is not obligated to comply with the financial covenants to the end of June 2017. Please see the revised disclosure on pages 58 and 208-209 of the Second Amendment.

As a result of such extension, Qoros’ compliance with the debt to asset and current ratio covenants provided in the syndicated credit facility will not be tested until July 2017, at the earliest. Qoros has only recently commenced commercial sales, so its current ratio levels are not meaningful in light of the covenants that it will be required to meet in mid-2017, when Qoros expects to be at a more advanced stage of commercial development. Accordingly, the Company does not believe that providing the required ratios (or current ratio levels) would be meaningful to investors at this time.

Loan Lauren P. Nguyen

September 16, 2014

Business Overview, page 85

9.	We note statements such as your strategy to expose your businesses to a pool of international investors and that you also intend to maximize value from sales of securities. We further note that a company could be an investment company required to register under the Investment Company Act of 1940 if it is, or holds itself out as being, engaged primarily in the business of investing, reinvesting, or trading in securities. Refer to Section 3(a)(1)(A). Please tell us whether you have given considerations as to why you are not an investment company as defined in the Investment Company Act of 1940.

Response:

In response to the Staff’s comment, the Company advises the Staff that it does not believe it is an investment company (as defined in the Investment Company Act of 1940 (the “Investment Company Act”)) that is required to register under the Investment Company Act.

An “investment company” includes an entity that holds itself out as being, or that actually is, engaged primarily in the business of investing, reinvesting, or trading in securities. The Company does not hold itself out as being, and is not actually, engaged primarily in the business of investing, reinvesting, or trading in securities. As set forth on page 93 of the Second Amendment, the Company is a holding company that “operates dynamic, primarily growth-oriented businesses” and seeks to “. . . assist with the growth and development of these businesses.” The Company, through its wholly-owned subsidiary IC Power and its majority-owned subsidiary (as defined in the Investment Company Act, a “Majority-Owned Subsidiary”) Qoros (which are collectively identified in the Second Amendment as the Company’s “primary businesses”), is primarily engaged in the power generation and automotive businesses. Key elements of the Company’s strategy, as set forth on page 96 of the Second Amendment, consists of “[c]ontinu[ing] to grow IC Power” and “[c]ontinu[ing] to develop Qoros into a leading carmaker serving highly attractive markets.”

The Company intends to facilitate the growth and development of its primary businesses through its continued operation of these businesses, and to provide investors with direct access to these businesses, as described in the Second Amendment. With respect to IC Power, for example, the Company anticipates a distribution, listing or initial public offering of IC Power’s equity interest within 24 months. In order to focus its efforts on the development and growth of its primary businesses, the Company intends to sell or distribute its interests in its non-primary businesses depending on their development and growth stages. The Company advises the Staff that, as described on page 97 of the Second Amendment, the Company does not intend to actively trade in the securities of any of its businesses or to primarily generate revenues from the sale or distribution of its interests in any of its businesses. The Company intends to maximize shareholder value by providing direct access to its business lines through the disaggregation and separation of its holdings into their constituent parts. As the Company does not intend to actively trade in the securities of any of its businesses and intends to “refrain from investing in new entities outside of [its] existing businesses,” the Company is not, and is not holding itself out as being, engaged primarily in the business of investing, reinvesting, or trading in securities.

Loan Lauren P. Nguyen

September 16, 2014

An “investment company” also includes an entity that engages in the business of investing, reinvesting, owning, holding, or trading in securities, and of which more than 40% of the value of its assets consists of “investment securities.”1 The Company is a holding company that holds equity interests in each of its operating businesses. Approximately 27% of the value of the Company’s assets (calculated based on the Company’s December 31, 2013 balance sheet date and accounting for the ZIM restructuring) consists of investment securities in the form of non-majority interests in certain of the Company’s non-primary businesses, assuming that the Company will hold a 32% voting interest in ZIM valued at approximately $200 million (the amount of IC’s investment in ZIM’s capital, which resulted in IC’s receipt of 32% of the restructured ZIM’s outstanding equity).2 The remainder of the Company’s assets consist of its interests in its primary businesses, each of which is a Majority-Owned Subsidiary, and certain non-primary businesses which, with the exception of the Company’s 30% voting interest in Tower, are Majority-Owned Subsidiaries.

As the Company does not meet the definition of an investment company under Section 3(a)(1)(A) of the Investment Company Act, it is not an investment company that is required to register under the Investment Company Act.

Qoros’ Strategies, page 123

Successfully launch Qoros’ commercial sales, page 123

10.	We note your response to our prior comment 37. Please provide us your analysis explaining why for each of the Qoros 3 sedan and Qoros 3 hatch the number of manufactured vehicles and current inventory levels is not information that would be material to investors in an understanding of Qoros and your business.

[1]	“Investment securities” include all securities other than securities of Majority-Owned Subsidiaries that are not themselves investment companies and U.S. government securities.
[2]	The Company believes that its holdings in businesses which are not Majority-Owned Subsidiaries may be considered businesses that are “controlled primarily” by Kenon for purposes of Rule 3a-1 under the Rules of the Investment Company Act. Since the Company does not need to reach a conclusion on this point to confirm that it does not qualify as an “investment company”, this letter does not include a detailed analysis of this point.

Loan Lauren P. Nguyen

September 16, 2014

Response:

In response to the Staff’s comment, the Company notes that Qoros launched the commercial sales of the Qoros 3 Sedan at the end of 2013 and launched sales of the Qoros 3 Hatch less than three months ago. As a result of the early stage of Qoros’ commercial operations, Qoros’ manufacturing and inventory figures are highly volatile and are not likely to present investors with meaningful information as to Qoros’ business or financial performance. Additionally, Qoros’ manufacturing and inventory levels reflect operational decisions, and are not necessarily indicative of actual or expected sales volumes or financial performance.

The Second Amendment does include updated information as to Qoros’ vehicle sales, which the Company believes is the information that investors would deem important (rather than numbers of vehicles manufactured). Please see pages 96, 131-132, 136 and 214 of the Second Amendment.

ZIM, page 134

Owned Vessels, page 144

11.	Please revise to describe whether the owned vessel operates under a charter agreement or spot market and disclose the earliest redelivery date.

Response:

In response to the Staff’s comment, the Company advises the Staff that as of June 30, 2014, ZIM did not charter out its owned vessels.

Loan Lauren P. Nguyen

September 16, 2014

Operating and Financial Review and Prospects, page 161

Critical Accounting Policies and Significant Estimates, page 173

12.	We note from your response to our prior comment 48 that you concluded that there were no impairment indications as of December 31, 2013 and 2012 with respect to the CGUs relating to IC Power and consequently you did not measure the recoverable amount of these assets/CGUs. However, in light of the fact that the individual assets included in the property, plant and equipment category related to IC Power appear to be material, we continue to believe that it would benefit investors to expand your discussion in the Critical Accounting Policies and Significant Estimates section of MD&A to provide information about the factors you consider when evaluating these assets for impairment and assumptions used in your impairment analysis, as it is needed. Please revise accordingly.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 182 of the Second Amendment.

Petrotec, page 205

13.	We note that recently Petrotec reduced its management forecast for 2014. Please revise the applicable risk factors on page 68 to describe the attendant risks and reasons for such announcement.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 75 of the Second Amendment.

Directors and Senior Management, page 208

14.	Please revise, as applicable, or provide the information required by Item 6.C.1 of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 217 of the Second Amendment.

Loan Lauren P. Nguyen

September 16, 2014

Compensation, page 209

15.	We note the disclosure that upon consummation of the spin-off, you expect that a portion of the compensation paid to your directors and senior management will be equity-based. When available, please disclose the amounts of the equity-based compensation.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see pages 222-223 of the Second Amendment.

16.	Please advise us whether you are required to disclose in Singapore the annual compensation on an individual basis of any of the directors or members of senior management. Refer to Item 6.B of Form 20-F.

Response:

In response to the Staff’s comment, the Company advises the Staff that, pursuant to the Companies Act, Chapter 50, the Company is not required to disclose in Singapore, on an individual basis, the executive remuneration paid to each member of the Company’s senior management or to each director in respect of his position as an employee of the Company.

Committees of our Board of Directors, page 210

17.	For each committee please revise to name the members. Refer to Item 6.C.3 of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see pages 217 and 220 of the Second Amendment.

The Company further advises the Staff that it will identify the Chair of the Compensation Committee, as well as the members of the Nominating and Corporate Governance Committee, when such individuals have been appointed by the Company’s board of directors.

Loan Lauren P. Nguyen

September 16, 2014

Taxation, page 231

U.S. Federal Income Tax Considerations, page 231

18.	We note the statement that the disclosure in this section is for general information only. As investors are entitled to rely on the disclosures, please revise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see page 241 of the Second Amendment.

Note 10. Associated Companies, page F-32

(C) Additional Information, page F-33

19.	We note from your response to our prior comment 62 that you continue to believe that the presentation of gains or losses on disposal of investees (subsidiaries and/or associates) as part of operating (loss)/income is appropriate. However, in light of the significance of the gains to operating loss, we believe that the gains related to the disposal of investees should be presented as a separate line item within the operating section. Also, in light of the fact that you responded that you believe that investing in new entities and selling existing entities is part of your ordinary course of business, we believe that your discussion in MD&A should discuss these gains in terms of whether they reflect any trends or are isolated transactions. See guidance in Item 5D of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see pages 17, 26-27, 187, F-6, and F-35 of the Second Amendment.

Loan Lauren P. Nguyen

September 16, 2014

Note 27. Segment Information, page F-72

20.	We note from your response to our prior comment 65 and your revised disclosure that you have decided to voluntarily revise your segmentation disclosure to present separate segmentation disclosure for Qoros. However, it appears that in your disclosure in Note 27 and in MD&A (such as on pages 163-164) you are disclosing amounts related to Qoros that are not included in the Kenon Holdings carve-out financial statements. For example, you disclose the revenue of Qoros which is not included in the revenue presented in Kenon Holdings’ carve-out financial statements. In order to clarify your disclosure, please revise so that only amounts recorded in Kenon’s financial statements related to Qoros (i.e. share of income/loss in associated companies and investment assets) are presented in the segment disclosure. Please revise accordingly.

Response:

In response to the Staff’s comment, the Company has revised the disclosure accordingly. Please see pages 19-20, 171-173, 188-189, and F-73 through F-74 of the Second Amendment.

The Company further advises the Staff that it will consider disclosing to its chief operating decision maker, the full results of Qoros and, in future filings, may reflect such information accordingly in the Company’s segment information.

Exhibits

21.	We note your response to our prior comment 59. Please file each of the agreements noted below or please provide us the further analysis requested:

•	Please provide us further analysis as to why you believe the credit agreements relating to ZIM, Qoros, and Tower would not be material to your investors. It appears you have beneficial interests in these agreements;

•	Please further explain your reasoning as to why IC Power’s shareholder agreements are not material to you. We note the statement in your response letter that “IC Power believes agreements such as the shareholder agreements with each of the minority shareholders of its subsidiaries ordinarily accompanies the business it conducts, given the significant capital commitments required in developing and operating power generation assets;” but it is not clear to us how this fits into your reasoning; and

Loan Lauren P. Nguyen

September 16, 2014

•	Please explain why ZIM’s joint ownership and operating lease agreements are not material to you. It appears you have beneficial interests in these agreements.

Response:

In response to the Staff’s comment, the Company advises the Staff as follows:

•	Credit agreements relating to ZIM – The Company does not consider any of ZIM’s credit agreements to be material to the Company, particularly as ZIM is no longer a subsidiary of the Company (the Company has a 32% equity interest in ZIM following ZIM’s restructuring). ZIM’s largest credit agreements are ZIM’s: (i) $486 million of Series C Debt and Series D Debt, and (ii) $274 million of “secured debt” reflected in a new credit agreement. Each of these instruments represents less than 10% of the Company’s consolidated assets as of December 31, 2013. The Company notes that a description of the material terms of ZIM’s debt instruments (including interest rates, nature of the security, if any, covenants, restrictions, and repayment dates) is disclosed in the Second Amendment (see pages 204-207 of the Second Amendment), as well as in the notes to the Company’s financial statements.

The Company advises the Staff that it does not have a beneficial interest in any of ZIM’s debt instruments.

•	Credit agreements relating to Qoros – The Company does not consider any of Qoros’ credit facilities to be material to the Company, particularly as Qoros is not a subsidiary (the Company has a 50% equity interest in Qoros). Qoros’ largest credit facilities are Qoros’: (i) RMB3 billion (approximately $482 million) syndicated credit facility, (ii) RMB1.2 billion (approximately $195 million) syndicated credit facility, and (iii) RMB800 million (approximately $129 million) working capital loan arrangements. Each of these instruments represents less than 10% of the Company’s consolidated assets as of December 31, 2013.

The Company notes that a description of the material terms of Qoros’ debt instruments (including interest rates, nature of the security, if any, covenants, restrictions, and repayment dates) is disclosed in the Second Amendment (see pages 207-209 of the Second Amendment), in the notes to the Company’s financial statements, and in the notes to Qoros’ financial statements, which are included in the Second Amendment.

Loan Lauren P. Nguyen

September 16, 2014

The Company further advises the Staff that it does not have a beneficial interest in any of Qoros’ debt instruments.

•	Credit agreements relating to Tower – The Company does not consider any of Tower’s credit agreements to be material to the Company, particularly in light of the Company’s approximately 30% equity interest in Tower. Tower’s largest credit agreements and other debt instruments are Tower’s: (i) $231 million of unsecured outstanding debentures, convertible into Tower’s ordinary shares, (ii) $126 million of outstanding secured bank loans, and (iii) approximately $58 million of outstanding debentures, convertible into Tower’s ordinary shares. Each of these instruments represents less than 10% of the Company’s consolidated assets as of December 31, 2013. The Company notes that Tower is subject to the reporting requirements of the Commission and, in connection therewith, has filed its material debt instruments as exhibits to its annual reports on Form 20-F. Accordingly, the Second Amendment refers investors to Tower’s publicly available filings (please see page 7 of the Second Amendment).

The Company further advises the Staff that it does not have a beneficial interest in any of Tower’s debt instruments.

•	IC Power’s shareholder agreements – The Company continues to believe that IC Power’s shareholder agreements are not material to the Company’s operations, are not contracts upon which the Company is substantially dependent upon, and in light of the description of the general terms of these agreements, and the risks related to such agreements, contained in the Second Amendment (please see pages 35, 50 and 123 of the Second Amendment) that the information contained in such agreements would not provide any additional material information to investors. With the exception of Pedregal (which IC Power does not consolidate and which accounted for 6% of IC Power’s share in income in associated companies in 2013), IC Power owns a majority stake in each of its operating companies. IC Power does not believe that the terms of its shareholder agreements materially impact its ability to control or operate the operating companies for which it holds a controlling equity interest, such that an investor would consider such agreements to be material information.

Loan Lauren P. Nguyen

September 16, 2014

•	ZIM’s joint ownership lease agreements – As set forth on page 223 of the Second Amendment, in connection with the completion of ZIM’s restructuring plan, ZIM no longer has any jointly owned vessels. Half of the vessels that were previously jointly-owned by ZIM and XT Investments Ltd., a related party, now are exclusively owned by XT Investments Ltd. and the remaining half of these vessels are now exclusively owned by ZIM, each such transfer occurring without consideration.

•	ZIM’s operating lease agreements – Vessel operating lease agreements are agreements that ordinarily accompany the type of business that ZIM conducts (i.e. marine transportation services). ZIM is party to numerous vessel operating lease agreements in connection with its chartering of over 30 of its 89 vessels (as of December 31, 2013), and ZIM does not believe its business is substantially dependent upon any one of its operating lease agreement. As each of these agreements have been entered into in the ordinary course of ZIM’s business and ZIM is not substantially dependent upon any one of them, the Company does not believe that ZIM’s operating lease agreements are material to it.

In addition, the Company holds a non-controlling 32% equity interest in ZIM, and accordingly, none of these leases are agreements of a subsidiary of the Company.

The Company further advises the Staff that it does not have a beneficial interest in any of ZIM’s operating lease agreements.

Finally, the Company notes that, with respect to ZIM, Tower and Qoros, none of these entities are subsidiaries and accordingly, the Company is not in a position to compel these companies to publicly disclose their credit agreements or lease agreements, as applicable, as exhibits to the Registration Statement.

Loan Lauren P. Nguyen

September 16, 2014

22.	Please file each exhibit in its entirety including all schedules and exhibits. In this regard, we note that Exhibits 4.3, 4.5, and 4.6 may not include all schedules and exhibits.

Response:

In response to the Staff’s comment, the Company advises the Staff that it does not believe that filing all attachments (i.e., exhibits, appendices, and/or schedules) to the material contracts that it has filed pursuant to Items 19.4(a) or 19.4(b)(ii) of the Form 20-F is required unless the attachment in question (i) in itself would constitute a material contract or (ii) would otherwise be material to investors (including with respect to such investors’ ability to understand the material contract or transaction in question). Accordingly, the Company has not filed attachments relating to the material contracts it has filed as Exhibits 4.3, 4.5 and 4.6 of the Second Amendment, which the Company believes are immaterial to an investor’s understanding of these exhibits. The Company believes that this approach is common practice among reporting companies and that this practice is appropriate both from a substantive, as well as a pragmatic, perspective for the following reasons:

•	The attachments that have not been included with the filed exhibits are highly technical in nature (consisting of information relating to, for example, soil testing) and therefore such attachments do not provide investors with material information, or information that is required for such investors’ understanding of the material contract or the transaction in question;

•	The attachments that have not been filed as exhibits are quite voluminous (exceeding 1,000 pages) and the Company’s filing of these attachments would require investors to review considerable amounts of additional information that is technical, is not presented in plain English, and does not provide material information to investors. The Company also believes the review of such information would detract from the information it has provided in its more targeted filing of material information;

•	The time and expense of converting such lengthy and immaterial attachments, some of which are in a form that cannot be readily converted to permit filing on EDGAR, is unduly burdensome to the Company. Additionally, many of the attachments are in Spanish and the time and expense associated with preparing English translations or summaries of such attachments can also be significant. The Company believes that such hardships outweigh any conceivable benefit investors may have from receiving access to the information provided in the attachments; and

Loan Lauren P. Nguyen

September 16, 2014

•	In some instances, such as in the case of attachments that outline the bidding process or the company’s securing of the development project itself, the information provided by the attachments is no longer relevant.

The Company is willing to supplementally provide any attachments requested by the Staff.

*    *    *

Loan Lauren P. Nguyen

September 16, 2014

Should the Staff have any questions or comments, please contact me at +44 207 519 7183 or james.mcdonald@skadden.com.

Sincerely,

James A. McDonald, Esq. Partner

cc.	Securities and Exchange Commission, Division of Corporation Finance

Kristin Shifflett

Claire Erlanger

John Dana Brown

Kenon Holdings Ltd.

Yoav Doppelt

Robert Rosen

Laurence Charney

Skadden, Arps, Slate, Meagher & Flom LLP

Scott Simpson, Esq.